FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Iwona Kozak, acting in the capacity of President of Stream Communications Network & Media Inc., certify that:

1.

I have reviewed the interim filings (as this term is defined in Regulation 52-109 respecting Certification of Disclosure in Issuers Annual and Interim Filings) of Stream Communications Network & Media Inc. for the interim period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

Date: November 22, 2005

__Iwona Kozak______________________

“Iwona Koazk”

(acting in the capacity of President)

Stream Communications Network & Media Inc.